EXHIBIT 3.1

AMENDMENT TO

CERTIFICATE OF THE DESIGNATIONS, POWERS,

PREFERENCES AND RIGHTS OF THE

SERIES C CONVERTIBLE PREFERRED STOCK

($0.0001 PAR VALUE PER SHARE)

OF

ECOSCIENCES, INC.

A NEVADA CORPORATION

Ecosciences, Inc. (the “Corporation”), a corporation organized and existing under Chapter 78 of the Nevada Revised Statutes, hereby certifies as follows:

1. This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Certificate of Designation filed with the Secretary of State on April 20, 2015 (the “Series C Certificate of Designation”) in connection with the establishment by the Board of Directors of the Corporation of a class of preferred stock designated as the Series C Convertible Preferred Stock (the “Series C Preferred Stock”) of the Corporation.

2. Section 2(a) (CONVERSION) of the Series C Certificate of Designation is hereby amended and restated in its entirety as follows:

Conversion at the Option of the Holder. Each holder of Series C Preferred Stock (“Holder”) shall have the right, at such Holder’s option, at any time or from time to time from and after the first year anniversary of the date the Series C Preferred Stock is issued to such Holder, to convert each share (“Share”) of Series C Preferred Stock into twelve (12) fully-paid and non-assessable shares of common stock, par value $0.0001 per share, of the Corporation (the “Common Stock”); provided, however, in connection with any conversion hereunder, each Holder of Series C Preferred Stock may not convert any part of the Series C Preferred Stock if such conversion would cause such Holder or any of its assignees to beneficially own more than 4.99% of the Common Stock of the Corporation.

3. Section 4 (REPURCHASE) of the Series C Certificate of Designation is hereby deleted in its entirety.

4. Section 9(b) (VOTING RIGHTS) of the Series C Certificate of Designation of the Series C Certificate of Designation is hereby amended and restated in its entirety as follows:

To the extent that under the Nevada Revised Statutes the vote of the Holders of the Series C Preferred Stock, voting separately as a class or series, as applicable, is required to authorize a given action of the Corporation, the affirmative vote or consent of the Holders of at least a majority of the shares of the Series C Preferred Stock represented at a duly held meeting at which a quorum is present or by written consent of a majority of the shares of Series C Preferred Stock (except as otherwise may be required under the Nevada Revised Statutes) shall constitute the approval of such action by the class. To the extent that under the Nevada Revised Statutes Holders of the Series C Preferred Stock are entitled to vote on a matter with Holders of Common Stock, voting together as one class, each share of Series C Preferred Stock shall be entitled to twelve (12) vote(s).

5. This amendment was duly adopted in accordance with the provisions of Chapter 78.1995 of the Nevada Revised States.

6. All other provisions of the Series C Certificate of Designation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Joel Falitz, its Chief Executive Officer, President, Secretary and Treasurer, this 4th day of June 2015.

By:	/s/ Joel Falitz
Name:	Joel Falitz
Title:	Chief Executive Officer, President, Secretary and Treasurer

Ecosciences, Inc. - Amendment to the Series C Convertible Preferred Stock	Page 2